As filed with the Securities and Exchange Commission on April 20, 1998
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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                              __________________
                                 SCHEDULE 13E3

                         Rule 13e3 Transaction Statement
         (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                        PRIME MOTOR INNS LIMITED PARTNERSHIP
                                 (Name of the Issuer)

                        PRIME MOTOR INNS LIMITED PARTNERSHIP
                             PRIMEAMERICAN REALTY CORP.
                                   SERVICO, INC.
                        (Name of Persons Filing Statement)

                          DEPOSITARY RECEIPTS EVIDENCING

                       UNITS OF LIMITED PARTNERSHIP INTEREST
                           (Title of Class of Securities)

                                     741563209
                       (CUSIP Number of Class of Securities)

          S. Leonard Okin                           Warren M. Knight
     PrimeAmerican Realty Corp.                        Servico, Inc.
           P.O. Box 230                            1601 Belvedere Road
     Hawthorne, New Jersey 07507             West Palm Beach, Florida 33406
           (201) 791-6166                           (516) 689-9970

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Person Filing Statement)

                                    With Copies to:

       Michael G. Wolfson, Esq.                    Alison W. Miller, Esq.
           Brown & Wood llp            Stearns Weaver Miller Weissler Alhadeff &
                                                      Sitterson, P.A.
        One World Trade Center                   150 West Flagler Street
     New York, New York 10048-0557                Miami, Florida 33130
           (212) 839-5321                           (305) 789-3500

This statement is filed in connection with (check the appropriate box):

a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e3(c) under the Securities Exchange Act of 1934.

b. / /  The filing of a registration statement under the Securities Act of 1933.

c. / /  A tender offer.

d. / /  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

                              CALCULATION OF FILING FEE
===============================================================================
              Transaction                                 Amount of
               Valuation*                                Filing Fee

             $12,000,000.00                               $2,400.00
===============================================================================

*    Represents the aggregate consideration (payable in cash) for the assets of
     the Issuer.   The amount of the filing fee, computed pursuant to Rule
     011(c)(2) of the Securities Exchange Act of 1934, equals 1/50th of one per cent of the cash to be received by the Issuer.
/ / Check box if any part of the fee is offset by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $2,400.00
     Form or Registration No.: Preliminary Proxy Statement on Schedule 14A Filing Party: The Issuer
     Date Filed: January 29, 1998, amended March 20, 1998
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                              INTRODUCTORY STATEMENT

     This Rule 13e-3 Transaction Statement (the "Statement") is being filed by
(i) Prime Motor Inns Limited Partnership (the "Partnership"), a Delaware limited partnership, (ii) PrimeAmerican Realty Corp., a Delaware corporation that is the general partner of the Partnership (the "General Partner"), and
(iii) Servico, Inc.   ("Servico"), a Florida corporation,  in connection with
the solicitation by the General Partner of consents of the beneficial owners of units of limited partnership interest ("Units") in the Partnership to the
proposed  sale  (the  "Sale")  of   all  of  the  Partnership's  99%  limited
partnership interest in AMI Operating Partners, L.P., a Delaware limited partnership ("AMI"), subject to AMI"s outstanding indebtedness and other obligations, to Servico Acquisition Corp. ("SAC"), a Florida corporation that is a whollyowned subsidiary of Servico, for $12,000,000 in cash, and the dissolution and liquidation of the Partnership following the Sale (the "Liquidation"). If the Proposal is approved, the Partnership will make a payment to Martin W. Field ("Field") and/or his designees of $500,000 (the "Field Payment") as payment or reimbursement for costs, fees, expenses and expenditures that Field has paid or will pay in connection with the proxy solicitation of Davenport Management Corporation ("DMC"). The Sale and the Liquidation comprise a single integrated proposal (the "Proposal") and consents to the Proposal will constitute consent to each of the Sale and the Liquidation. The Sale will be effected pursuant to an Acquisition Agreement (the "Acquisition Agreement") dated as of November 7, 1997, as amended as of March 12, 1998, among Servico, the Partnership, the General Partner and SAC.

     Pursuant to the Amended and Restated Agreement of Limited Partnership dated as of December 23, 1986 of the Partnership, the approval of the Proposal requires the consent of Limited Partners who collectively hold the right to vote more than 50% of all Units. The payment of the Field Payment is conditioned upon approval of the Proposal. Between February 25, and March 5, 1998, Servico acquired, and has the right to vote, in excess of 50% of the Units and subsequent to April 1, 1998 Servico acquired additional Units. Servico has advised the Partnership that Servico intends to vote its Units to approve the Proposal. As a result, the Proposal will receive the required favorable vote without regard to the votes cast by any other owners of Units.

     The information contained in this Statement concerning the General Partner, including, without limitation, information concerning the background of the Rule 13e3 Transaction (including information concerning AMI, the operations and properties of and historical financial information relating to AMI, and the efforts to arrange financing for the renewal of the franchises held by AMI), the deliberations of the Board of Directors of the General Partner in connection with Sale, and the opinion of the financial advisor to the Partnership, was supplied by the General Partner. The information in this Statement concerning Servico, including, without limitation, information concerning the opinion of Servico, with respect to the fairness of the Sale, was supplied by Servico.

     The preliminary proxy statement filed by the Partnership on a confidential basis, as permitted by Rule 14a6(e)(2) under the Securities Exchange Act of 1934 (the -Exchange Act-), on January 29, 1998 and amended on March 20, 1998, in connection with the solicitation of Unitholder consent to the Proposal (the "Preliminary Proxy Statement"), is deemed to have been filed jointly (i) as a part of this Statement under Section 13(e) of the Exchange Act and Rule 13e3 thereunder and (ii) as preliminary proxy materials under Section 14(a) of the Exchange Act and Rule 14a6(a) thereunder. The crossreference sheet below is being supplied pursuant to General Instruction F to Schedule 13E3 and shows the location in the Preliminary Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Preliminary Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Preliminary Proxy Statement. A copy of the Preliminary Proxy Statement is attached hereto as Exhibit (d)(1).

                              ALL REFERENCES ARE, UNLESS OTHERWISE INDICATED,
                              TO THE DESIGNATED PORTIONS OF THE PRELIMINARY
                              PROXY STATEMENT, WHICH IS INCORPORATED HEREIN
ITEM NUMBER AND CAPTION       BY REFERENCE
-----------------------       -----------------------------------------------

Item 1.   Issuer and Class of Security Subject to the Transaction.

(a) .  .  .  .  .  .          "The  Parties  to  the Sale--The Partnership and
                                 the General Partner."

(b) .  .  .  .  .  .          Cover  Page  and "The Special Meeting--Record
                                 Date; Units Entitled to Vote."

(c) .  .  .  .  .  .          "Market Price of, and Distributions on, the
                                 Depositary Receipts."

(d) .  .  .  .  .  .          "Market Price of, and Distributions on, the
                                 Depositary Receipts."

(e) .  .  .  .  .  .          Not applicable.

(f) .  .  .  .  .  .          "Principal Holders, and Certain Transfers, of
                                 Depositary Receipts Recent  Transfers of
                                 Depositary Receipts."  See also "The
                                 Proposal--The Sale--Background; Reasons
                                 for the Sale."

Item 2.   Identity and Background.

(a) through (g) .  .          "The Partnership  and the  General Partner,"
                                 "Servico," "Directors and Executive Officers of the Partnership and the General Partner" and "Directors and Executive Officers of Servico" under "The Parties to the Sale" and "The Partnerships."

Item 3.   Past Contracts, Transactions or Negotiations.

(a) and (b) .  .  .  .        "The Proposal--The--Sale--Background; Reasons
                                 for the Sale" and "The Acquisition Agreement."

Item 4.   Terms of the Transactions.

(a) .  .  .  .  .  .          "The Acquisition Agreement."

(b) .  .  .  .  .  .          "The Proposal--The  Field Payment" and "Principal
                                 Holders, and Certain Transfers, of Depositary Receipts--Recent Transfers of Depositary Receipts."

Item 5.   Plans or Proposals of the Issuer or Affiliate.

(a) .  .  .  .  .  .          "The Proposal--The Liquidation" and "The Plan."

(b), (c) and (d).  .          Not applicable.

(e), (f) and (g).  .          "The Proposal--The  Liquidation" and "The Plan."

Item 6.   Source and Amounts of Funds or Other Consideration.

(a) .  .  .  .  .  .          "The Acquisition Agreement--Purchase Price" and
                                 "Principal Holders, and Certain Transfers, of Depositary Receipts--Recent Transfers of Depositary Receipts."

(b) .  .  .  .  .  .          "The Acquisition Agreement--Expenses and Fees"
                                 and  "Expected Consequences of Sale and
                                 Liquidation."

(c) and (d)  .  .  .          Not applicable.

Item 7.   Purpose(s), Alternatives, Reasons and Effects.

(a) through (c) .  .          "Special Considerations--A. If the Proposal is
                                 not consented to by the Unitholders,"
                                 and "Background; Reasons for the Sale" and "Position of Servico" under "The Proposal-- The Sale."

(d) .  .  .  .  .  .          "Special Considerations--B. If the  Proposal is
                                 consented to by the Unitholders;"  "The
                                 Proposal--The Sale--Background; Reasons for the Sale;' "Expected Consequences of Sale and Liquidation;" and "Certain U.S. Federal Income Tax Matters."

Item 8.   Fairness of the Transaction.

(a) .  .  .  .  .  .          "The Special Meeting--Recommendations of the
                                  Board of Directors" and "Recommendation
                                  of the Board of Directors" and "Position of Servico" under "The Proposal--The Sale."

(b) .  .  .  .  .  .          "Background; Reasons for the Sale,"
                                 "Recommendation of the Board of Directors,"
                                 "Position of Servico" and "Opinion of the Financial Advisor to the Board of Directors" under "The Proposal--The Sale."

(c) .  .  .  .  .  .          "The Special Meeting--Vote Required."

(d) .  .  .  .  .  .          At the time of the negotiation of the terms and
                                 conditions of the Acquisition Agreement, neither Servico, Inc. nor SAC were affiliates of the Partnership or the General Partner. See also "Recommendation of the Board of Directors" and "Opinion of the Financial Advisor to the Board of Directors" under "The Proposal--The Sale."

(e) .  .  .  .  .  .          "The Proposal--The Sale--Recommendation of the
                                 Board of Directors."

(f) .  .  .  .  .  .          Not applicable.

Item 9.   Reports, Opinions, Appraisals and Certain Negotiations.

(a) through (c) .  .          "The Proposal--The Sale Opinion of the Financial
                                 Advisor to the Board of Directors" and
                                 Appendix C.

Item 10.  Interest in Securities of the Issuer.

(a) .  .  .  .  .  .          "Principal Holders, and Certain Transfers, of
                                 Depositary Receipts--Principal Holdings at the Record Date."

(b) .  .  .  .  .  .          "Principal Holders, and Certain Transfers, of
                                 Depositary Receipts--Recent Transfers of
                                 Depositary Receipts."

Item  11. Contracts, Arrangements or Understandings with Respect to the
              Issuer's Securities.

    .  .  .  .  .  .          "The Proposal--The Sale--Background; Reasons
                                 for the Sale;"  "The Proposal--The Field
                                 Payment" and "Principal  Holders, and
                                 Certain  Transfers,  of  Depositary
                                 Receipts--Recent Transfers of Depositary
                                 Receipts."

Item 12.  Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

(a) .  .  .  .  .  .          "Recommendation of the Board of Directors"
                                 and "Position of Servico" under "The
                                 Proposal--The Sale."

(b) .  .  .  .  .  .          "Recommendation of the Board of Directors"
                                 and "Position of Servico" under "The
                                 Proposal--The Sale."

Item 13.  Other Provisions of the Transaction.

(a) .  .  .  .  .  .          "The Special Meeting--No Appraisal Rights."

(b) .  .  .  .  .  .          Not applicable.

(c) .  .  .  .  .  .          Not applicable.

Item 14.  Financial Information

(a) .  .  .  .  .  .          "Index to Financial Statements."

(b) .  .  .  .  .  .          Not applicable.

Item 15.  Persons and Assets Employed, Retained or Utilized.

(a) .  .  .  .  .  .          "The Special Meeting--Proxies; Proxy
                                 Solicitation."

(b) .  .  .  .  .  .          "The Proposal--The Sale--Opinion of the
                                 Financial Advisor to the Board of
                                 Directors" and Appendix C.

Item 16.  Additional Information.

    .  .  .  .  .  .          The Preliminary Proxy Statement and the
                                 Appendices thereto, and the Exhibits
                                 attached hereto, are incorporated herein by reference.

Item 17.  Material to be Filed as Exhibits.

(a) .  .  .  .  .  .          Not applicable.

(b)(1) .  .  .  .  .          Opinion of Furman Selz LLC (included as Appendix
                                 C to the Form of Preliminary Proxy Statement filed as Exhibit (d)(1)).

(b)(2) .  .  .  .  .          Draft of Written Presentation of Furman Selz LLC
                                 to the Board of Directors of Prime-American
                                 Realty Corp.

(c) .  .  .  .  .  .          Not applicable.

(d)(1) .  .  .  .  .          Form of Preliminary Proxy Statement (including
                                 Appendices A, B and C thereto).

(d)(2) .  .  .  .  .          Form of proxy for use by record holders of Units.

(e) .  .  .  .  .  .          Not applicable.

(f) .  .  .  .  .  .          Not applicable.


                                      SIGNATURES

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              PRIME MOTOR INNS LIMITED PARTNERSHIP

                              By: Prime-American Realty Corp., General Partner

                              By: /s/  S. LEONARD OKIN
                                  ---------------------------
                                  Name:  S. Leonard Okin
                                  Title: Vice President

                              PRIME-AMERICAN REALTY CORP.

                              By: /s/  S. LEONARD OKIN
                                  ---------------------------
                                  Name:  S. Leonard Okin
                                  Title: Vice President

                              SERVICO, INC.

                              By: /s/  DAVID BUDDEMEYER
                                  ---------------------------
                                  Name:  David Buddemeyer
                                  Title: President and Chief Executive Officer

Dated: May 4, 1998


                              INDEX TO EXHIBITS
                                                                 SEQUENTIALLY
EXHIBIT                                                            NUMBERED
 NUMBER                          EXHIBIT                             PAGE
--------                         -------                         -------------

(a) .  .  .  .  .    Not applicable.
(b)(1) .  .  .  .    Form of Opinion of Furman Selz
                        LLC (included as Appendix C
                        to the Form of Preliminary Proxy
                        Statement filed as Exhibit (d)(1)).
(b)(2) .  .  .  .    Draft of Written Presentation of
                        Furman Selz LLC to the Board of
                        Directors of Prime-American Realty Corp.
(c) .  .  .  .  .    Not applicable.
(d)(1) .  .  .  .    Form of Preliminary Proxy Statement
                        (including Appendices A, B and C
                        thereto)
(d)(2) .  .  .  .    Form of proxy for use by record holders
                        of Units.
(e) .  .  .  .  .    Not applicable.
(f) .  .  .  .  .    Not applicable.